ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

November 5, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

Acrex Completes Diamond Drilling Program on Don’s Lake Gold Property, Northwestern Ontario

Acrex Ventures Ltd. ("Acrex") is pleased to announce that it has completed a diamond drilling program on its optioned Don’s Lake Gold Property located in Northwestern Ontario.  The drill program was conducted on behalf of Acrex by Boreal Drilling of Val d’Or, Quebec.  A total of 1000 metres of drilling was completed in 5 drill holes on the property.

The Don’s Lake Property is prospective for gold and uranium mineralization. Previous exploration on the property included 20 diamond drill holes. Exploration targeting was by lithogeochemical sampling, Vlf-Em and magnetic geophysical surveys, and prospecting. Acrex, prior to starting its drill program, completed an Induced Polarization (IP) survey on the property.  Review of the IP data, combined with information provided from previous exploration, indicates that the gold-bearing Don’s Lake Shear Zone (DLSZ) is coincident with continuous linear geophysical features in the IP results.  Interpretation of the results indicates several elongated parallel shear zones along the DLSZ trend.

The Acrex diamond drill program was designed to further test the DLSZ, including adjacent target areas discovered by the IP survey.  As well, drilling was intended to verify results of previous drilling reported on the property.  This included three holes that had intersected good gold grades including drill hole DL 04-04 with 0.36 oz Au per tonne over 3.3 feet, hole Bam 88-12 with 0.566 oz Au per tonne over 3.6 feet, and hole Fry-1 with 0.605 oz. Au per tonne over 0.4 feet.

Acrex’s 5-hole program tested the DLSZ over a strike length of approximately 1,300 metres.  The drill holes intersected a sequence of volcanic to sub-volcanic rocks intruded by trondjhemitic dykes and sills.  These rocks are cut by sericitic schist sections of one metre to tens of metres in thickness, interpreted to be the shear zone.  Much of the shear zone has associated quartz veining and variable sulphide content.

The drill core from the 5 drill holes was split by diamond saw and a total of 244 core samples were shipped for assaying by Accurassay Laboratories in Thunder Bay, Ontario.  The remainder of the core is stored in the Company’s core storage facility in Slate Falls, Ontario. Final analytical results from the samples are expected within a few weeks.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience oversaw the diamond drill program and undertook the logging and sampling of the core and is Acrex’s “Qualified Person” for the purpose of National Instrument 43-101.  Data compilation and interpretation will be undertaken by PBG Geoscience after receiving results from the laboratory.

In British Columbia, Acrex has renegotiated the terms of its option agreement on the Spanish Mountain Claims located near Likely in central BC.  Pursuant to the renegotiated terms, Acrex has completed the exercise of its option to acquire a 100% interest in the Spanish Mountain Claims by making a $30,000 payment to the Vendor on September 22, 2008 – satisfying early a $40,000 payment that would have had to be paid by August 3, 2009.  The property is subject to a 3% net smelter return (“NSR”). Acrex has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

Acrex presently has unallocated working capital of approximately $950,000 in the treasury

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.